UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                                  FINAL FILING

                          BioShield Technologies, Inc.
                                (Name of Issuer)

           Warrants to purchase Issuer's no par value common stock (1)
                         (Title of Class of Securities)

                                   09068A 10 7
                                 (CUSIP Number)

                                 March 27, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(1) In accordance with Rule 13d-3(d)
[  ] Rule 13d-1(b)
[] Rule 13d-1(c)
[  ] Rule 13d-1(d)

This is a final filing for a Reporting Person who no longer is required to file a Form 13G. See "Remarks" below.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     REMARKS

         On March 19, 2002, Reporting Person filed an initial 13G under file number 005-62223 for the reasons stated therein. Reporting Person had entered into a Consulting Agreement pursuant to which a number of options were issued to Reporting Person, which, if exercised, would have made Reporting Person a greater than 5% shareholder of issuer. None of the options granted were exercised and both the Consulting Agreement and options issued thereunder were cancelled pursuant to mutual agreement on March 27, 2002 so that Reporting Peron is currently no longer required to file a Schedule 13G other than this final filing.

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CUSIP No.    09068A 10 7                  13G     Page   2    of    5    Pages
          -------------------                          ------    -------

1.       Names Of Reporting Persons.
         I.R.S. Identification No. Of Above Persons (Entities Only)

                          Mirman Capital Ventures, Inc.


2.       Check The Appropriate Box If A Member Of A Group

         (a)
         (b)X


3.       SEC Use Only


4.       Citizenship Or Place Of Organization
                                    New York


Number Of                  5.  Sole Voting Power ________________*See "Remarks"
Shares                                                                on
Beneficially               6.  Shared Voting Power ______________  Cover Page
Owned By
Each Reporting             7.  Sole Dispositive Power ___________
Person With
                           8.  Shared Dispositive Power _________


9.       Aggregate Amount Beneficially Owned By Each Reporting Person


10.      Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares


11.      Percent Of Class Represented By Amount In Row R 9


12.      Type Of Reporting Person


Item 1.

         (a)      Name of Issuer.  Bioshield Technologies, Inc.


         (b)      Address of Issuer's Principal Executive Offices
                  4405 International Blvd., Suite B109, Norcross, Georgia 30093


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                                                  Page   3    of    5    Pages
                                                       ------    -------

Item 2.
         (a)      Name of Person Filing: Mirman Capital Ventures
Inc.

         (b) Address of Principal Business Office or, if None, Residence 1175 Walt Whitman Road, Suite 100, Melville, New York 11747

         (c)      Citizenship: New York

         (d)      Title of Class of Securities

         (e)      CUSIP    Number: 09068A 10 7


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)      [  ]     Broker or dealer registered under Section 15 of the
                           Exchange Act.

         (b)      [  ]     Bank as defined in Section 3(a)(6) of the Exchange
                           Act.

         (c)      [  ]     Insurance company as defined in Section 3(a)(19) of
                           the Exchange Act.

         (d)      [  ]     Investment company registered under Section 8 of the
                           Investment Company Act.

         (e)      [  ]     An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);

         (f)      [  ]     An employee benefit plan or endowment fund in
                           accordance with Rule 13d-(1)(ii)(1)(ii)(F);

         (g)      [  ]     A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G);

         (h)      [  ]     A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act;

         (i)      [  ]     A church plan that is excluded from the definition of
                           an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)      [  ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.          Ownership - See Remarks On Cover Page

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:

         (b)      Percent of class:

         (c)      Number of shares as to which the person has:

         (i)      Sole power to vote or to direct the vote __________________

         (ii)     Shared power to vote or to direct the vote ________________

         (iii)    Sole power to dispose or to direct the disposition of _______

         (iv)     Shared power to dispose or to direct the disposition of _____




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                                                  Page   4    of    5    Pages
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Item 5.           Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.           Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.           Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.         Certifications.

         (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                  Page   5    of    5    Pages
                                                       ------    -------


        (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      September 30, 2002
                                                   -----------------------
                                                             Date

                                                  MIRMAN CAPITAL VENTURES, INC.
                                                  -----------------------------


                                                           Signature


                                                   Abraham Mirman, President
                                                   -------------------------
                                                             Name/Title




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention.        Intentional misstatements or omissions of fact constitute
federal criminal violations (see 18 U.S.C. 1001).